FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Vesting of options granted under the GlaxoSmithKline Share Option Plan

This notification sets out the vesting of Ordinary Share options made in 2009 under the GlaxoSmithKline Share Option Plan.

The three-year vesting period for the GlaxoSmithKline Share Option Plan options granted in 2009, at an option price of £11.77 per Ordinary share, or US $33.42 in the case of American Depositary Shares (ADS), which commenced on 17 February 2009, came to an end on 16 February 2012. The whole of the option became exercisable on 17 February 2012. Details of those options held by the connected persons of Persons Discharging Managerial Responsibility (PDMR), are given in the table below.

Name of PDMR	Name of Connected person	Number of ADSs vested	Number of Ordinary shares vested
Mr P Thomson	Mrs K Thomson		1005
Dr M Slaoui*	Mrs K Slaoui	1100
* denotes an Executive Director

The Company and above named persons were advised of these transactions on 20 February 2012.

The closing middle market price of an Ordinary share of GlaxoSmithKline plc on 17 February 2012 was £14.14.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

20 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc